
CollPlant
Revolutionizing Tissue Repair

Corporate presentation

Yehiel Tal, CEO

September 2018

Safe Harbor Statement

Certain statements in this presentation constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are usually identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "seeks," "should," "will," and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Risks and uncertainties for our company include, but are not limited to: the Company's history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company's expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based Bioink, VergenixSTR, and VergenixFG; the Company's ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company's rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company's ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the Company's reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company's ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company's strategy; and litigation and regulatory proceedings. Many of these factors that will determine actual results are beyond our ability to control or predict. For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see the "Risk Factors" section of included in our most recently filed Annual Report on Form 20-F. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The statements made in this presentation speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this presentation to reflect subsequent information, events, results or circumstances or otherwise. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products.

Overview

- Regenerative medicine company developing and commercializing tissue repair products
- Proprietary technology enables the cost-efficient production of high-quality recombinant human collagen (rhCollagen)
- Products initially aimed at 3D Bioprinting, orthobiologics, advanced wound care and medical aesthetics markets
- Two lead products (tendons and wounds) address a $5 billion worldwide market; product launches across Europe have been initiated


collage
Recombinant Human Collagen
CollPlant
Revolutionizing Tissue Repair

Experienced management team



Prof. Oded Shoseyov
Co-Founder & CSO
Pauli Clean Tech
CBD Tech.
Fulcrum-SPD
Melodea
Hebrew University



Yehiel Tal
CEO
Regentis Biomaterials
ProChon Biotech
Kulicke & Soffa Industries



Eran Rotem
Deputy CEO & CFO
Tefron, CFO (NYSE,TASE)
Healthcare Tech., CFO
(NASDAQ) & Gamida
E&Y



Nadav Orr, PhD
VP R&D
Ethicon Biosurgery,
Johnson & Johnson



Revital Mandil-Levin, PhD, MBA
Chief Business Officer
NeuroDerm Ltd
(NASDAQ: NDRM)
HealOr LTD



Ilana Belzer, PhD
COO
BioHarvest
Procognia Ltd.
Omrix Biopharmaceuticals
Interpharm



Philippe Bensimon, PharmD
VP RA/QA/CA
Maquet Getinge
3M Medical

CollPlant
Revolutionizing Tissue Repair

Technology platform



CollPlant
Revolutionizing Tissue Repair

CollPlant's technology

Co-expression of 5 human genes in tobacco plants for the production of functional type I human recombinant Collagen


Tobacco plant
Structural genes
Tobacco plant
Enzyme genes


Stable production
in tobacco plant

Col1α1
Col1α2

P4Hα
P4Hβ
LH-3

Post translational modifications



CollPlant
Revolutionizing Tissue Repair

CollPlant's technology:
Cost effective and scalable production

Plant → Leaves → Protein Concentrate → Collagen

PLANTLETS IN NURSERY › GROWING › EXTRACTION › PURIFICATION & FILLING › END PRODUCT FABRICATION











Plant-derived rhCollagen

Clear advantages over animal-derived collagen

Better bio-functionality
- Accelerates human cell proliferation
- Faster tissue healing

Superior homogeneity
- Controlled physical/rheological properties
- Reproducibility
- Transparency (not visible)

Improved safety and greater purity
- Non-immunogenic
- Non-allergenic
- No pathogens
- No foreign body response

Animal Extracted


Cell binding domains

Few cell binding domains due to partially denatured crosslinked collagen



Slow cell proliferation and slow tissue repair Foreign body reactions (e.g. granuloma)

Plant-derived


Cell binding domains

Many cell binding domains enabled by perfect triple helix enhance cellular attachment



Fast cell proliferation and fast tissue repair

CollPlant

Business overview

In development

- Organs
- Tissues
- Scaffolds

3D bioprinting*



Aesthetic medicine



- Co-development
- In house 1st GEN dermal filler
- In house 2nd GEN dermal filler


collage
Recombinant
Human Collagen

Commercial

- EU distribution via Arthrex
- Applying for US FDA approval



Orthobiologics



Advanced wound care

- EU distribution
- Post Marketing Surveillance
- Developing ROW distribution

* Current sales of BioInk

CollPlant
Revolutionizing Tissue Repair

BioInk

for 3D bioprinting of organs, tissues & scaffolds



CollPlant
Revolutionizing Tissue Repair

Organ transplantations are expensive and inefficient

Average transplant costs and wait times in USA:



HEART (2,725/YEAR)

$1.4 million
191 days



KIDNEY (16,804/YEAR)

$415,000
679 days



LUNGS (1,397/YEAR)

$1.2 million
185 days



PANCREAS (136/YEAR)

$347,000
281 days



LIVER (6,158/YEAR)

$813,000
239 days



CORNEA (50,099/YEAR)

$30,200
50 days

The advent of 3D bioprinting is expected to enable **unlimited, economical access to organs around the world**

~30,000
US transplants per year

115,000
US waiting list

900,000
US deaths per year from organ impairment



http://us.milliman.com/uploadedFiles/insight/2017/2017-Transplant-Report.pdf
U.S. Department of Health & Human Services
https://optn.transplant.hrsa.gov/data/


rhCollagen
inside
rhCollagen
inside

BioInk for 3D printing of tissues and organs

CollPlant's rhCollagen-based BioInk offers ideal characteristics for 3D bioprinting

- Optimal rheology at room temperature - Viscosity and gelation kinetics
- Biocompatible – supports viability of different cell types
- Non immunogenic, excellent safety profile in clinical use (rhCollagen)
- Tunable physical and mechanical properties

rhCollagen BioInk
Compositions in development (with partners/collaborators)

BioInk Components

- Additives (Synthetic/Natural)
- Cells
- Chemical modifications
- Growth Factors


CollPlant
Revolutionizing Tissue Repair
BioInk
20ml

3D Bioprinting technologies

- Direct Ink Writing (DIW)
- Inkjet
- Projection Stereolithography
- Laser Induced Forward Transfer (LIFT)

CollPlant
Revolutionizing Tissue Repair

BioInk business segments

Organs
Lungs, liver, kidney, heart, pancreas

Collaborations*

Tissues
Skin, cornea, bones, cartilage, blood vessels, heart valves

Collaborations*

Scaffolds
Spine fusion, extremities, craniomaxillofacial, tendons, ligaments

In-house development


CollPlant
Revolutionizing Tissue Repair
BioInk
20ml

* Co-development with partners

Aesthetic medicine

Regenerative dermal filler



CollPlant
Revolutionizing Tissue Repair

Combining the advantages of Collagen and Hyaluronic Acid

HA

Physical properties

- Highly viscous:
  Provides mechanical stability after injection
- Convenient injection:
  37-32G needle, 10-15N expression force
- High lifting capacity
- Transparent


The
best of
both
worlds

rhCollagen

Biological properties

- Promotes cell adhesion and proliferation
- Promotes tissue regeneration
- Non allergic/non immunogenic

2nd Gen dermal filler:
Photocurable rhCollagen-HA for facial aesthetics

Injectable Photo-curable methacrylate-rhCollagen for *in-situ* photocuring


Injection
Sculpturing
Photocuring in-situ
rhCollagen
inside
(stabilization)

Commercial products

3D Bioprinting,
Advanced Wound Care,
Orthobiologics


CollPlant
Revolutionizing Tissue Repair
BioInk
20ml
VergenIx STR
3cc
Contents:
VergenIx FG
2cc
Wound Filler
Contents:

CollPlant
Revolutionizing Tissue Repair

VergenixTM STR Soft Tissue Repair

Orthobiologics

PRP collection tube
from any commercial PRP Kit



Platelet-Rich Plasma
Red Blood Cells

CE marked

- Intended for treatment of tendinopathy
- Provides:
  - Localization of platelets at the injury site
  - Extended therapeutic effect of growth factors
- A single application is all that is required to initiate the healing process
- Distributed in Europe by Arthrex under the brand ACP® Tendo
- Pre-Sub meeting with FDA planned for Q4, 2018

Orthopedic clinics, US*:

16.4M

individuals seeking intervention for tendon and ligament injuries

Current Global Tendonitis served market:

0.5B$

(mostly steroids)



Zhou Y and Wang J: PRP Treatment Efficacy for Tendinopathy: A Review of Basic Science Studies, BioMed Research International, Vol 2016, Article ID 9103792
Worldwide Tendinitis Treatment Market 2018 – Market Size, Analysis, Share, Research, Growth, Market Research Future
https://www.marketresearchengine.com/tendinitis-treatment-market

Vergenix™STR Clinical outcomes

Significant advantages over standard of care

Clinical study

74%	of patients show clinical success at 3M
86%	of patients show clinical success at 6M

- 40 patients, single arm, single treatment, 3 & 6 month f/u
- End points – Safety; recovery in pain and motion as measured through PRTEE, Quality of Life questionnaire and grip strength test



3M
48%
6M
36%
3M
74%
6M
86%
Steroids*
VergenixSTR

PMS**



Pain reduction
Knee
Shoulder
Elbow
Visual Analog Pain Score (VAS)
10
8
6
4
2
0
Pre-treatment
2 weeks
6 weeks
3 months
6 months
1 year



Improved patient functionality
Knee
Shoulder
Elbow
SANE Score#
100
80
60
40
20
0
Pre-treatment
3 months
6 months
1 year

#Single Assessment Numerical Assessment

* Peerbooms JC, Sluimer J, Bruijn DJ, Gosens T: Positive effect of an autologous platelet concentrate in lateral epicondylitis in a double-blind randomized controlled trial: platelet-rich plasma versus corticosteroid injection with a 1-year follow-up. Am J Sports Med. 2010 , Feb;38(2):255-62

** Source for PMS data – Arthrex Surgical Outcome System™ registry

CollPlant Revolutionizing Tissue Repair

Vergenix™ FG Wound care

- rhCollagen wound filler intended for the management of acute and chronic wounds
- Use in OR and in outpatient clinics
- Single application treatment
- Commercialization commenced by local distributors in EU
- Clinical study ongoing in surgical incisions


0.9% Sodium Chloride Injection, USP

CE marked

BENEFITS

- Wounds heal faster
- It has been proven in use
- A single application is sufficient
- It is made from truly human collagen

Vergenix™FG Clinical outcomes



Day 0 | 12 weeks





History: Female, 86 years old with large pressure ulcer in sacral area

Results: Patient achieved complete wound closure within 15 weeks post treatment

Day 0 | 15 weeks





History: Male, 64 years old with neuropathic leg ulcer with history of ischemia, angioplasty and infection. Patient did not respond to any other wound treatment/materials.

Results: Wound fully healed within 3 months.

75% average wound closure after 1 month (single treatment); 93% average wound closure after 4 months



Average wound size reduction over time (N= 56)
100%
80%
60%
40%
20%
0%
75%
80%
90%
93%
Month 1
Month 2
Month 3
Month 4

79% clinically significant wound closure* after 4 months



* >90% wound closure
100%
80%
60%
40%
20%
0%
39%
52%
72%
79%
Month 1
Month 2
Month 3
Month 4

Source: Data on file at Collplant

CollPlant
Revolutionizing Tissue Repair

KOL Testimonials



HOSPITAL FOR SPECIAL SURGERY

Joseph Lane, MD

Professor of Orthopaedic Surgery, Weill Cornell Medical College
Attending Orthopaedic Surgeon, Hospital for Special Surgery

"Now we have available a human collagen that is arrayed completely and naturally with no abnormal partial lengths. It does not contain small contaminants of growth factors and small other proteins. It is not associated with inflammation because it is pure human collagen. This is the best currently available collagen for scaffolds and programed drug delivery."



UNIVERSITÀ DI PISA

Prof. Alberto Piaggesi

Director, Diabetic Foot Section, University of Pisa
Member of "Board of Directors" of Diabetic Foot Study Group of European Association for the Study of Diabetes
Honorary Secretary - EWMA

"It's the most effective filler I used so far. It's easy to be used, and in my surgical practice helps me in addressing problems with loss of substance after debridement or bone and joint removal for Osteomyelitis.
*In a word: **it works**."*

Planned upcoming milestones

Development

- **BioInk**
  - Signing license agreement for organ/tissue bioprinting
  - Expand our BioInk collaborations
- **Aesthetics**
  - POC study with rhCollagen-HA dermal filler

Commercial

- **VergenixSTR**
  - Pre-Submission meeting with FDA
  - Expand EU market penetration
- **VergenixFG**
  - Expand distribution network



Financial & HR position



NASDAQ (CLGN) listed ADR since January 2018

- Market Cap of ~ $20M (Aug 22, 2018)
- TASE delisting effective October 30, 2018

Funds raised to-date **~ $68M**

40 employees

- Strong R&D team
- Fully integrated
- Production team with seven years track record
- Upscaling production capacity & capabilities in 2018

CollPlant Revolutionizing Tissue Repair

CollPlant investment highlights

Only commercially viable technology currently available that can produce truly human collagen

Multi-billion dollar market:
innovative rhCollagen products initially aimed at 3D bioprinting, medical aesthetics, orthopedics and wound care

Commercialization of three products has began in 2017
(BioInk, VergenixFG, VergenixSTR)

Broadly applicable technology:
Ideal building block/scaffolding molecule for regenerative medicine

Strong IP position

Proven management team

Thank you


CollPlant
Revolutionizing Tissue Repair